UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2017

Commission File Number: 001-15152

SYNGENTA AG

(Translation of registrant’s name into English)

Schwarzwaldallee 215

4058 Basel

Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Re:	SYNGENTA AG

Disclosure:	“ChemChina announces the definitive interim results for its offer to acquire Syngenta”

Herewith we furnish a press release related to Syngenta AG. The full text of the press release is the following:

# # #

Syngenta International AG		Media contacts:		Analyst/Investor contacts:

Media Office		Leandro Conti		Jennifer Gough
CH-4002 Basel		Switzerland	+41 61 323 2323	Switzerland	+41 61 323 5059
Switzerland				USA	+1 202 737 6521
Tel:	+41 61 323 2323
Fax:	+41 61 323 2424	Paul Minehart
		USA	+1 202 737 8913
www.syngenta.com

Basel, Switzerland, May 10, 2017

ChemChina announces the definitive interim results for its offer to acquire Syngenta

China National Chemical Corporation ("ChemChina") today announced the definitive interim results for the tender offers to purchase all publicly held registered shares ("Common Shares") of Syngenta AG ("Syngenta") and all outstanding American Depositary Shares representing Common Shares ("ADSs"). At the end of the Main Offer Period on May 4, 4:00 p.m. CEST, around 82.2 percent of Common Shares (including those represented by ADSs) have been validly tendered in, and not withdrawn from, the offers. The Minimum Acceptance Rate condition of 67 percent of issued Syngenta shares has been satisfied and the offers have been successful.

An additional acceptance period will begin on May 11, 2017. Shareholders of Syngenta and holders of ADSs who have not tendered their Common Shares or ADSs into the offers during the main offer period may accept the offers during the additional acceptance period, in which case they will receive the offer price in the second settlement. Such shareholders and holders of ADSs are advised that the additional acceptance period will end on May 24, 2017, 4:00 p.m. CEST / 10:00 a.m. New York City Time.

Shareholders of Syngenta and holders of ADSs should be aware that their custodian bank may set a deadline for tendering their Common Shares and ADSs that ends prior to May 24, 2017, 4:00 p.m. CEST / 10:00 a.m. New York City Time. ChemChina, the offeror and Syngenta have no control over such deadlines that are set by custodian banks for their clients. Shareholders and holders of ADSs are advised to consult with their custodian bank in case of any doubt or if they have not received specific instructions in this regard.

The prospective timetable for the closing of the offers is as follows:

Thursday, May 11, 2017	Start of the Additional Acceptance Period
Tuesday, May 16, 2017	Payment of Special Dividend
Thursday, May 18, 2017	First Settlement
Wednesday, May 24, 2017	End of the Additional Acceptance Period

Syngenta – May 10, 2017 / Page 1 of 3

Friday, May 26, 2017 (at the latest)	Provisional notice of the end result of the Offer
Wednesday, May 31, 2017	Definitive notice of the end result of the Offer
Wednesday, June 7, 2017	Second Settlement

Further, as soon as permitted by law and applicable regulation, it is intended to de-list the shares from the SIX and to de-list the ADSs from the NYSE.

About Syngenta

Syngenta is a leading agriculture company helping to improve global food security by enabling millions of farmers to make better use of available resources. Through world class science and innovative crop solutions, our 28,000 people in over 90 countries are working to transform how crops are grown. We are committed to rescuing land from degradation, enhancing biodiversity and revitalizing rural communities. To learn more visit www.syngenta.com and www.goodgrowthplan.com. Follow us on Twitter® at www.twitter.com/Syngenta.

About ChemChina

ChemChina, which is headquartered in Beijing, China, possesses production, R&D and marketing systems in 150 countries and regions. It is the largest chemical corporation in China, and occupies the 234th position among the Fortune Global 500. The company’s main businesses include materials science, life science, high-end manufacturing and basic chemicals, among others. Previously, ChemChina has successfully acquired 9 leading industrial companies in France, United Kingdom, Israel, Italy and Germany, etc. To learn more visit www.chemchina.com and www.chemchina.com/press.

Disclaimer

This press release is not an offer to purchase or a solicitation of an offer to sell any securities.

Additional information and where to find it

This press release is for informational purposes only and does not constitute an offer to purchase or a solicitation of an offer to sell company securities. The solicitation and offer to buy company securities is only made pursuant to the Swiss offer prospectus and the offer to purchase and other documents relating to the U.S. offer that have been filed with the US Securities and Exchange Commission (“SEC”). At the time the US Public Tender Offer was commenced, ChemChina and a designated direct or indirect subsidiary filed a tender offer statement on Schedule TO with the SEC and thereafter, the company filed a solicitation/recommendation statement on Schedule 14d-9 with respect to the offer. Investors and security holders are urged to read these materials carefully since they contain important information, including the terms and conditions of the offer. Investors and security holders may obtain a free copy of these materials and other documents filed by ChemChina and the company with the SEC at the website maintained by the SEC at www.sec.gov. Investors and security holders may also obtain free copies of the solicitation/recommendation statement and other documents filed with the SEC by the company at www.syngenta.com.

Cautionary statement regarding forward-looking statements

Some of the statements contained in this press release are forward-looking statements, including statements regarding the expected consummation of the acquisition, which involves a number of risks and uncertainties, including the possibility that the transaction will not be completed and other risks and uncertainties discussed in the company’s public filings with the SEC, including the “risk factors” section of the company’s form 20-F filed on February 16, 2017 as well as the tender offer documents filed by the offeror and the solicitation/recommendation statement filed by the company. These statements are based on current expectations, assumptions, estimates and projections, and involve known and unknown risks, uncertainties and other factors that may cause results, levels of activity, performance or achievements to be materially different from any forward-looking statements. These

Syngenta – May 10, 2017 / Page 2 of 3

statements are generally identified by words or phrases such as “believe”, “anticipate”, “expect”, “intend”, “plan”, “will”, “may”, “should”, “estimate”, “predict”, “potential”, “continue” or the negative of such terms or other similar expressions. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results and the timing of events may differ materially from the results and/or timing discussed in the forward-looking statements, and you should not place undue reliance on these statements. The offeror, ChemChina and the company disclaim any intent or obligation to update any forward-looking statements as a result of developments occurring after the period covered by this press release or otherwise.

Syngenta – May 10, 2017 / Page 3 of 3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNGENTA AG

Date:	May 10, 2017	By:	/s/ Daniel Michaelis
			Name:	Daniel Michaelis
			Title:	Senior Counsel

		By:	/s/ Brigitte Benz
			Name:	Brigitte Benz
			Title:	Head Shareholder Services & Group Administration